UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 26, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
Name     Stuart MacKenzie
Title:     Group Secretary & General Counsel
Date: July 26, 2007

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea
26 July 2007
SECOND QUARTER 2007
PRODUCTION REPORT

(Quarterly report for the three months ended 30 June 2007. All dollar figure refer to U.S. dollars)
Group Highlights

•	Gold production for the quarter was 182,428 oz, taking half-year production to a record 375,730 oz.

•	Average cash gold price of $664/oz in the quarter, compared with $537/oz in Q1.

•	Entitlement issue completed in the quarter, raising A$1.2 billion.

•	Hedge book closed out and gold loan repaid in the quarter.

Operational Highlights
Lihir island operations
•	Material movements of 15.6 million tonnes in Q2, up from 14.9 million in Q1.

•	Autoclave throughput of 1.2 million tonnes, up from 1.1 million tonnes.

•	Autoclave feed gold grade of 5.45 g/t.

•	Geothermal power station completed commissioning.

•	New SAG and ball mills commissioned in the quarter. Flotation circuit commissioned in early July.

Operational Highlights continued
Ballarat Gold operations
•	Record quarterly underground development of 1,064 metres.

•	Government approvals received in July for Golden Point shaft development.

•	Significant gold assays received from resource drilling.

Outlook

•	Production in 2007 on track to achieve 800,000 – 830,000 oz.

•	Total cash costs per ounce for the full year to be in the mid $200s.

•	Ballarat development on track for commercial production in 2008.
Second Quarter Production Report for the three months ended 30 June 2007  Page 1 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

LGL produced 182,000 ounces of gold in the second quarter of 2007, taking half-year production to a record 376,000 ounces.

MANAGING DIRECTOR’S REVIEW
Lihir Gold Ltd (LGL) produced 182,000 ounces of gold in the second quarter of 2007, taking half-year production to a record 376,000 ounces.
The strong result follows record full year production of 651,000 ounces in 2006, and confirms that LGL is making consistent progress in transforming its operations, improving reliability and increasing productivity.
A number of important operational milestones were achieved during the quarter:
•	Commissioning of the Lihir Island geothermal power plant expansion, which commenced in February, was completed. The power plant has been expanded from 30MW capacity to 50MW capacity through the addition of two turbines, taking total geothermal power capacity at Lihir to 56MW, including the smaller 6MW power station.

•	Expansion of the process plant production capacity proceeded during the quarter. New SAG and ball mills were brought on stream, construction of the flotation circuit was completed and the flotation cells produced concentrate in the first week of July. The process plant expansion will lead to a significant increase in gold production in the second half to 424,000 – 454,000 ounces.

•	The feasibility study to expand production capacity at Lihir Island to more than 1 million ounces per year advanced according to schedule. Early indications continue to support the case for the installation of an additional larger autoclave to substantially increase processing capacity. The study is expected to be completed early in 2008.

•	At Ballarat, government approvals for the construction of a new ventilation shaft at Golden Point were received in early July, enabling development of the underground infrastructure to proceed in line with plan.
Entitlement Issue
At a corporate level, the major initiative in the quarter was the successful completion of an A$1.2 billion capital raising through a one-for-three Entitlement Issue to shareholders. The proceeds have been used to undertake a comprehensive financial restructure of the company, closing out the hedge book, repaying secured debt and providing funding for expansion projects. LGL has emerged as an unhedged gold producer, with a strong, ungeared balance sheet, world class, long-life gold assets and an exciting growth profile.
Second Quarter Production Report for the three months ended 30 June 2007 Page 2 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

The company remains on track to achieve record full year production of
800,000 – 830,000 ounces.

Production Overview
Lihir Island Operations
Gold production for the quarter was 182,428 ounces, which was in line with the guidance provided to the market, and follows first quarter production of 193,300 ounces. For the 12 months to the end of June, gold production totalled 729,000 ounces. Overall material movements and plant throughputs continue to increase, due to the many improvements being made across the operation to lift operational reliability and productivity. While gold grades for the quarter were slightly below expectations, a strong improvement was seen towards the end of the period as new phases of the pit reached higher grade ore segments.
Ballarat Gold operations
At Ballarat, progress on mine development continued with a record 1,064 metres of development completed during the quarter including a record month of 402 metres in June. The development rates reflect continued refinement of work practices, some better ground conditions and greater flexibility as more work faces become available. Preliminary works on the Golden Point ventilation shaft commenced with the final Government approval received in early July.
Diamond drilling during the quarter continued to support the geological model with some significant assay results and visible gold identified.
Outlook
The company remains on track to achieve record full year production of 800,000 – 830,000 ounces. Second half production should be between 424,000 and 454,000 ounces, increased due to the process plant expansion, higher gold grade and increased autoclave throughputs.
Unit costs are expected to continue to decline during the remainder of the year, assisted by increased production rates and expanded geothermal power. For the full year, total cash costs are expected to average in the mid-$200s per ounce.
At Ballarat, good progress is being made in underground development, with drilling continuing for resource and stope definition. We remain on target to commence commercial rates of production in the second half of 2008.
LGL continues to make excellent progress in its operations, and I look forward to reporting our first half financial results on 21 August.
Arthur Hood
Managing Director
Second Quarter Production Report for the three months ended 30 June 2007 Page 3 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Truck availabilities continued to exceed the target of 85% in the quarter.

OPERATIONS REVIEW

Production Overview
Lihir Island

						Change	Change
		Second	First	Second	First	Q2 2007	Q2 2007
		Quarter	Quarter	Quarter	Quarter	From	From
		2007	2007	2006	2006	Q1 2007	Q2 2006
Mine – High grade ore mined	kt	2,029	1,430	446	506	+42%	+355%
Economic grade ore mined	kt	1,335	1,522	344	580	-12%	+288%
Material moved	kt	15,575	14,907	11,943	12,835	+5%	+30%
Processing – Ore milled	kt	1,171	1,081	970	982	+8%	+21%
Autoclave feed	kt	1,200	1,117	970	982	+7%	—
A/C grade	g Au/t	5.45	6.08	4.02	6.31	-10%	+36%
Recovery	%	90.6	90.2	90.3	90.4	—	—
Gold poured	oz	182,428	193,302	113,075	184,163	-6%	+61%
(i) Mining
Material movements in the quarter totalled 15.58 million tonnes, up 4.5% compared to the previous quarter, and taking half-year material movements to 30.5 million tonnes. This is the second best half-year performance in the history of the operation, following the record 31.4 million tonnes moved in the December half of 2006. The strong performance reflects the benefits of improvements in the mining and maintenance areas over the past 12 months.
The focus of mining activity in the quarter was on the continued development of the Lienetz pit, which will provide the bulk of ore through to 2012. The main source of high grade ore in the quarter shifted from Phase Seven at the base of the pit to Phase Six to the north east. Significant development work was also carried out in Phase Eight, which will provide the bulk of ore in 2008.
Truck availabilities continued to exceed the target of 85% in the quarter, but shovel availabilities fell late in the period due to equipment failures. No significant new equipment was brought into service in the quarter.
Second Quarter Production Report for the three months ended 30 June 2007 Page 4 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
The introduction of hot seat equipment changeovers was completed in the quarter, lifting equipment utilisation and improving productivity.
Three geothermal steam wells were drilled in the period, replacing wells removed due to the expansion of the pit.
Exploration activities in the quarter were focused on in- fill drilling within the existing resource, with some greenfields sampling completed in other sections of Lihir Island.
(ii) Processing
Processing performance continued to be strong. The installation of additional grinding and milling capacity, as part of the process plant expansion project, will enable overall plant throughputs to increase in the second half. Autoclave throughput increased to 1.2 million tonnes for the quarter, up from 1.1 million tonnes in the first quarter. The higher throughput was achieved without a reduction in gold recoveries, which increased slightly to 90.6%, notwithstanding gold grade reduced to 5.45 grams per tonne for the quarter. Gold grade rose to 6.2 grams per tonne in June as mining reached the higher grade sections of Phase Six. The lower grade was offset by the higher throughputs, assisted by improvements to plant maintenance scheduling which have enabled plant shut downs to be streamlined.
Plant Expansion
The additional SAG and Ball mills were gradually brought on stream over May and June as commissioning was completed. Construction of the flotation banks was completed in the quarter and the flotation cells produced concentrate in the first week of July. The installation of the additional Air Liquide 10 tonne/hr oxygen plant is expected to be completed in the current quarter, lifting total oxygen manufacturing capacity to 84 tonnes/hr.
Geothermal Power Plant Expansion
The expansion of the geothermal power station was completed at the end of April, taking total geothermal power generation capacity from 36MW to 56MW through the addition of two turbines. Total geothermal power generation in the quarter was hampered by unplanned maintenance in the power station, and by transition to new steam wells following the removal of existing steam supply lines from the pit. The power station is expected to be running at close to full capacity for the duration of the year as additional steam wells are brought on stream.
Further incremental improvements
A number of incremental improvement projects are being developed to fine tune processing efficiencies and reduce costs.
•	A CCD thickener is currently being converted from a grinding thickener to a washing thickener to provide an extra stage of washing and reduce lime costs.

•	An automated back up oxygen storage facility is being constructed to enable excess oxygen produced to be put into a reservoir, providing a standby oxygen source as required. This is expected to lead to an increase in autoclave operating time.

•	The crushing circuit is being improved through the addition of an Abon Sizer secondary crusher.
In addition to the improvements to the process plant, operations will benefit from improvements to the Kunaye airport, which is being expanded through an extension of the apron and the upgrade of the airport terminal. This will enable direct flights between Lihir and Cairns, facilitating fly-in/fly-out arrangements for staff and improving communications and freight links.
Second Quarter Production Report for the three months ended 30 June 2007 Page 5 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

At Ballarat, progress on mine development continued with a record 1, 064 metres of development completed.

Ballarat Goldfields
Mine Development
At Ballarat, progress on mine development continued with a record 1,064 metres of development completed during the quarter including a record month of 402 metres. The development rates reflect continued refinement of work practices, some better ground conditions and greater flexibility as more work faces become available. Development remains on schedule for production in the second half of 2008.

	Jun Qtr 06	Sept Qtr 06	Dec Qtr 06	Mar Qtr 07	Jun Qtr 06
U/G Development (m)	691	976	989	894	1,064

	Ballarat Goldfields – Decline Advance Summary
	Woah Hawp Decline	Sulieman Decline	Prince Decline
(Depth, m)	418	384	407
While development remains focused on the main access headings (Woah Hawp and Prince), underground development resources were utilized to develop access into identified mineralised structures and ore resources that are in close proximity to the declines to prepare them for mining.
A mineralised structure, intersected in the Prince decline, is being mined as ore and further definition drilling was completed on the Woah Hawp 218 ore block to refine the geological interpretation prior to stope design and mining. At quarter end, 2,032 tonnes had been mined and placed on the ROM pad ready for processing.
Access into the First Chance 176 level ore resource commenced in June with trial mining from this resource scheduled in the September quarter.
Work continued on key infrastructure projects including ventilation, power upgrades, dewatering, office and changehouse facilities and assay laboratory. The Batch Plant construction was completed and it is being pre-commissioned.
Preliminary works for the Golden Point intake shaft commenced with long lead items ordered and the off-site fabrication of the head frame 70% complete. Minor site works have started with civil contractors mobilising to site this month. Final approval for the shaft development was received in July, paving the way for the underground development to proceed in accordance with plan.
Second Quarter Production Report for the three months ended 30 June 2007 Page 6 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Processing
No underground ore was processed during the quarter. Fabrication of the stage two leaching circuit is advancing with fabrication of the ancillary equipment almost complete. Site preparations have commenced with civil construction now underway.
Geology
Resource definition drilling continues with diamond drill rigs located in the Sulieman and Woah Hawp declines during the quarter.
Resource drilling continues to intersect mineralised structures with numerous occurrences of visible gold. Assay turnaround time is still taking 8-10 weeks with significant assay results received during the quarter included in the following chart:
Second Quarter Production Report for the three months ended 30 June 2007 Page 7 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Increased geothermal capacity led to significant reductions in power costs in the quarter.

Hedging and Gold Loan
During the second quarter of 2007, a A$1.2 billion equity raising was completed, with the proceeds used in part to close out the hedge book and repay secured debt, including a gold loan. As previously advised, $334 million was used to repay the 480,000 ounce gold loan, resulting in a $118 million pre-tax loss which is to be recognised in the income statement in the first half of 2007.
A further $368 million was used to close out the entire 934,500 ounce gold hedge book.
As the company had previously adopted hedge accounting in relation to these gold hedge contracts, the relevant accounting standard requires all losses to be deferred and held in a reserve in shareholders’ equity until the originally designated underlying future gold sales are brought to account in the income statement at the originally designated delivery dates.
The transactions leave the company as an unhedged gold producer with no net debt.
Revenues
Partly as a consequence of the hedge close out, the average cash price received for gold increased to $664/ oz in the quarter compared with $537/oz in the prior three months. A total of 168,508 ounces were sold in the quarter, down from 188,621 ounces in the prior quarter, due to movements in gold inventory.
Costs
Unit costs remained stable over the first half, compared with the second half of 2006. Gross cash costs per ounce reduced by 2% to $383, while total cash costs were steady at $282/oz.
Increased geothermal power generation capacity led to significant reductions in power costs in the half, however savings were slightly less than expected due to lower than planned geothermal power production.
Offsetting cost increases were experienced in mining operations, due to rising tyre and diesel prices, as well as higher maintenance costs. Reductions in the US dollar exchange rate also led to a significant increase in costs in the half, as approximately 60% of costs are in Australian dollars or PNG Kina.
Financial data

				Change			Change
		Second	First	Q2 2007			H1 2007
		Quarter	Quarter	From	First Half	Second Half	From
		2007	2007	Q1 2007	2007	2006	H2 2006
Revenue – Gold sold	oz	168,508	188,621	-11%	357,129	336,545	+6%
Price – cash	$/oz	664	537	+24%	597	502	+19%
Price – cash & non-cash	$/oz	541	509	+8%	524	475	+10%
Costs – Gross cash cost	$/oz	394	373	+6%	383	389	-2%
Total cash costs	$/oz	273	290	-6%	282	283	0%
Total production costs	$/oz	312	331	-6%	322	327	-2%
Second Quarter Production Report for the three months ended 30 June 2007 Page 8 of 9

FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: jforwood@ballarat-goldfields.com.au
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters
should be directed to:

Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depositary:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock exchange listings
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Issued capital
The current ordinary issued capital of the company
is 1,904,497,244 ordinary shares, 161,527,405
B class shares, and 176,071 restricted executive
shares
Directors
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Stuart MacKenzie – Group Secretary
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the LGL Group, which may cause actual results to differ materially from those contained in this announcement. The LGL Group can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Second Quarter Production Report for the three months ended 30 June 2007 Page 9 of 9